Exhibit 4.3
DESCRIPTION OF CAPITAL STOCK
General
As of April 1, 2021, our authorized capital stock consisted of 310,000,000 shares. Those shares consisted of (1) 250,000,000 shares designated as common stock, $0.001 par value per share, and (2) 60,000,000 shares designated as preferred stock, $0.001 par value per share, 200,000 of which were designated Series A preferred stock, $0.001 par value per share, and 8,100,000 of which were designated as Series B preferred stock, $0.001 par value per share. The following summary of certain provisions of the common stock and preferred stock does not purport to be complete though we believe it contains all the material provisions, and is subject to, and qualified in its entirety by, the provisions of our articles of incorporation and by the provisions of applicable law.

Preferred Stock
As of April 1, 2021, there were no shares of our Series A preferred stock outstanding and 8,064,516 shares of our Series B preferred stock outstanding. Pursuant to our articles of incorporation, our board of directors has the authority, without further action or vote by the shareholders, to issue up to 60,000,000 shares of preferred stock in one or more series and to fix and determine the relative rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and to fix the number of shares constituting any series and the designations of such series. Any shares of preferred stock so issued may have priority over the common stock with respect to dividend or liquidation rights or both.

We have no current intention to issue any additional shares of preferred stock, except with respect to the Rights Plan (defined below). Our board of directors has designated 200,000 shares of Series A preferred stock for issuance pursuant to the Rights Plan. See “— Shareholder Rights Plan.” Our board of directors, without shareholder approval, may issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock, either pursuant to the Rights Plan, or otherwise. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

Series B Preferred Stock
Our Series B preferred stock ranks pari passu with our common stock and junior to all other series of preferred stock with respect to the payment of dividends and to the distribution of assets upon liquidation, dissolution or winding up.

Subject to the prior and superior right of the holders of any shares of any series of preferred stock ranking prior and superior to the shares of Series B preferred stock with respect to dividends, the holders of shares of Series B preferred stock shall be entitled to receive dividends or distributions when, as and if declared by the board of directors for the holders of shares of common stock (other than a dividend payable solely in shares of common stock), on a pari passu basis with the holders of shares of Common Stock. Dividends shall not accrue on outstanding shares of Series B preferred stock unless otherwise determined by the board of directors with respect to any dividends payable to holders of shares of common stock, in which case dividends on shares of Series B preferred stock shall accrue and be payable according to the same terms and conditions as those applicable to the common stock as determined by the board of directors.

There are no redemption or sinking fund provisions applicable to the Series B preferred stock.

The holders of shares of Series B preferred stock shall have no voting rights and their consent shall not be required (except to the extent required by applicable law) for taking any corporate action.

Subject to certain terms and conditions, each share of Series B preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into that number of fully-paid, nonassessable shares of common stock equal to one times the total number of shares of Series B preferred stock then held by such shareholder; provided that if, prior to exercise of the option to convert such shares of Series B preferred stock, it is determined that such shareholder’s aggregate beneficial ownership immediately subsequent to such exercise would equal at least 38.5% of the Company’s total number of shares of common stock then outstanding, such shareholder’s right to convert shall be suspended until such time as such threshold would not be met upon such exercise.
Upon any liquidation, dissolution or winding up of the Company, the holders of shares of Series B preferred stock shall be entitled to receive, on a pari passu basis with holders of any shares of common stock, an aggregate amount per share equal to the aggregate amount to be distributed per share to holders of shares of common stock plus an amount equal to any accrued and unpaid dividends on such shares of Series B preferred stock.

Any shares of Series B preferred stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Series B preferred stock and may be reissued in the same manner as common stock, subject to the conditions and restrictions on issuance set forth herein.

Holders of shares of Series B preferred stock are not entitled to any preemptive or subscription rights in respect of any securities of the Company.

The Series B preferred stock may be transferred to a holder’s affiliates, associates or family members and is subject to certain other requirements and restrictions on transfer. Transfers of Series B preferred stock to other transferees may trigger automatic conversion into common stock, and once such conversion has occurred, such shares of common stock may not be transferred back to the original transferor without the prior written approval of shareholders comprising no less than 60% of the outstanding shares of common stock.

Common Stock
As of April 1, 2021, there were approximately 38.6 million shares of our common stock issued and outstanding. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Shareholders do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such non-cumulative dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. Currently, we are not paying dividends. In the event of a liquidation, dissolution or winding up of us, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “RNWK.” The transfer agent and registrar for the common stock is Computershare Inc.

Washington Anti-Takeover Law and Certain Charter Provisions
Our articles of incorporation and bylaws contain provisions that may prevent or discourage a third party from acquiring us, even if the acquisition would be beneficial to our shareholders. Our board of directors also has the authority to fix the rights and preferences of shares of our preferred stock and to issue such shares without a shareholder vote.

We are subject to Chapter 23B.19 of the Washington Business Corporation Act, or the Washington Act. The Washington Act contains certain provisions that may have the effect of delaying, deterring or preventing a takeover or change in control of us. Chapter 23B.19 of the Washington Act prohibits us, with certain exceptions, from engaging in certain significant business transactions with an “acquiring person” (defined as a person, or group of persons, who acquires 10% or more of our voting securities) without the prior approval of our board of directors for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or otherwise allowing the acquiring person to receive any disproportionate benefit as a shareholder. After the five-year period, we may engage in otherwise proscribed transactions, so long as the transaction complies with certain fair price provisions of the Washington Act or is approved by a majority of disinterested shareholders within each voting group entitled to vote separately. We may not exempt ourselves from coverage of this statute. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of us.

Our articles of incorporation and bylaws provide that any special meetings of our shareholders may be called only by the board of directors, the chairman of our board, our president, or shareholders holding at least 25% of all the shares entitled to be cast on any issue proposed to be considered at the special meeting. Our articles of incorporation also provide that our board of directors be divided into three classes, with each class serving staggered three-year terms. Additionally, our articles of incorporation provide for a strategic transaction committee of the board of directors. Without the prior approval of this committee, and subject to certain limited exceptions, the board of directors does not have the authority to (1) adopt a plan of merger; (2) authorize the sale, lease, exchange or mortgage of assets representing more than 50% of the book value of our assets prior to the transaction or any other asset or assets on which our long-term business strategy is substantially dependent; (3) authorize our voluntary dissolution; or (4) take any action that has the effect of any of the above. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of management or us.

Shareholder Rights Plan
We have entered into a Second Amended and Restated Shareholder Rights Plan, or the Rights Plan, by and between us and our rights agent, Computershare Inc. Pursuant to the original implementation of the Rights Plan, our board of directors declared and distributed to the shareholders of record as of December 14, 1998 a dividend of one right for each outstanding share of our common stock. Such rights are not exercisable or transferable separately from shares of our common stock until the earlier of: (i) 10 business days following the first date of a public announcement that, without the prior approval of our board of directors, a person or group has acquired, or obtained the right to acquire, beneficial ownership of a designated percentage of the outstanding shares of our common stock and (ii) 10 business days following the commencement or announcement of an intention to make a tender or exchange offer that would result in an acquiring person or group beneficially owning a designated percentage of outstanding shares of our common stock (without the prior consent of our board of directors), unless our board of directors sets a later date (the earlier of such dates, is referred to as the Distribution Date). Our board of directors has the option to redeem such rights at a nominal cost or prevent such rights from being triggered. Prior to the Distribution Date, we are able to amend or supplement the Rights Plan without the consent of any of the holders of such rights. Following the Distribution Date, the Rights Plan could be amended to cure any ambiguity, to correct or supplement any inconsistent provision or any other provision so long as such amendment or supplement would not adversely affect the holders of the rights granted pursuant to the Rights Plan (other than an acquiring person or group) or, subject to certain limitations, to shorten or lengthen any time period under the Rights Plan. Such rights expire on December 2, 2023 unless earlier redeemed by us.

The rights granted pursuant to the Rights Plan (other than those rights held by an acquiring person or group), when exercisable, would entitle their holders to purchase a specified fraction of a share of preferred stock (subject to adjustment) or, in certain instances, other of our securities. In certain circumstances, if we, in a merger or consolidation, are not the surviving entity or dispose of more than 50% of our assets or earnings power, the rights would entitle their holders (other than an acquiring person or group) to purchase the highest priority voting shares in the surviving entity or its affiliates having a market value of two times the exercise price of the rights.

The Rights Plan, which is intended to encourage a potential acquiring person or group to negotiate directly with our board of directors, may have certain anti-takeover effects. The Rights Plan could significantly dilute the interests in us of an acquiring person or group. The Rights Plan could therefore have the effect of delaying, deterring or preventing a change in control of us.